Dated November 6, 2023
Registration Statement No. 333-253559-01
Relating to
Preliminary Prospectus Supplement November 6, 2023 and
Prospectus dated February 26, 2021

$500,000,000 6.250% NOTES DUE 2034

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A3 (stable) / A- (stable) (Moody’s/S&P)
Size:	$500,000,000
Maturity Date:	January 15, 2034
Coupon (Interest Rate):	6.250% per annum
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2024
Benchmark Treasury:	3.875% due August 15, 2033
Benchmark Treasury Price and Yield:	93-28+; 4.660%
Spread to Benchmark Treasury:	+172 basis points
Yield to Maturity:	6.380%
Initial Price to Public:	99.014% plus accrued interest from November 9, 2023 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to October 15, 2033 based on U.S. Treasury +30 basis points or at par on or after October 15, 2033
Settlement Date**:	T+3; November 9, 2023
CUSIP / ISIN:	828807 DW4 / US828807DW40
Joint Book-Running Managers:

BofA Securities, Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Mizuho Securities USA LLC

Natixis Securities Americas LLC

RBC Capital Markets, LLC

Santander US Capital Markets LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Co-Managers:	Fifth Third Securities, Inc. Regions Securities LLC Samuel A. Ramirez & Company, Inc. AmeriVet Securities, Inc. Siebert Williams Shank & Co., LLC
Use of Proceeds:	The Issuer intends to use the net proceeds of the offering, together with cash on hand, to repay all or a portion of its 3.75% notes due February 2024, at or prior to their maturity, its 2.00% notes due September 2024, at or prior to their maturity on September 13, 2024, and its 3.375% notes due October 2024, at or prior to their maturity on October 1, 2024, and to use any remaining net proceeds for general corporate purposes, including to repay other unsecured indebtedness.

The Issuer has concurrently priced $500,000,000 aggregate principal amount of 6.650% senior unsecured notes due 2054.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes before the second business day prior to the settlement date should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting BofA Securities, Inc. toll-free at (800) 294-1322; SG Americas Securities, LLC at (855) 881-2108; SMBC Nikko Securities America, Inc. at (888) 868-6856; or Wells Fargo Securities, LLC at (800) 645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.